Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-202317) and related Prospectus of Echo Global Logistics, Inc. for the registration of common stock, preferred stock, debt securities, warrants, subscription rights, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our reports dated February 26, 2015, with respect to the consolidated financial statements and schedule of Echo Global Logistics, Inc., and the effectiveness of internal control over financial reporting of Echo Global Logistics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

April 6, 2015